Exhibit 99.1
SAP INTERIM REPORT
January-June 2007

2          INTERIM REVIEW OF SAP GROUP OPERATIONS
INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)1
FORWARD-LOOKING STATEMENTS
     Any statements contained in the interim review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “want”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent Annual Report on Form 20-F for 2006 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     This interim review of operations discloses certain financial measures, such as free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this report.
FREE CASH FLOW We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
     Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
RECONCILIATION FOR SIX MONTHS ENDED JUNE 30
In € millions

	H1	H1
	2007	2006
Net cash provided by operating activities	1,018	977
Additions to long-lived assets excluding additions from acquisitions	-196	-131
Free cash flow	822	846
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, therefore we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
     Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
     We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses,

[1]	This Interim Review of Operations was neither audited nor reviewed by our external auditors.
In this Interim Review of Operations, earnings per share and the number of shares reflect the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. The figures for earlier years have been adjusted accordingly.

income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year- over-year changes as follows:

4	INTERIM REVIEW OF SAP GROUP OPERATIONS
RECONCILIATION OF CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES FOR SECOND QUARTER

	Percentage change	Constant currency
	from 2006 to 2007 as	percentage change from
	reported	2006 to 2007	Currency effect
	%	%	Percentage points
Software revenue	18	21	-3
Support revenue	13	16	-3
Subscription and other software related service revenue	33	36	-3
Software and software related service revenue	16	19	-3
Consulting revenue	-2	1	-3
Training revenue	6	10	-4
Other service revenue	22	26	-4
Professional services and other service revenue	0	3	-3
Other revenue	-3	1	-4
Total revenue	10	14	-4
Software revenue by region[2]:
EMEA[3] region	22	23	-1
Americas region	10	15	-5
Asia Pacific Japan region	27	31	-4
Software revenue	18	21	-3
Software and software related service revenue by region:
Germany	7	7	0
Rest of EMEA region	22	23	-1
EMEA region	16	17	-1
United States	4	11	-7
Rest of Americas region	41	44	-3
Americas region	12	18	-6
Japan	24	39	-15
Rest of Asia Pacific Japan region	24	23	1
Asia Pacific Japan region	24	29	-5
Software and software related service revenue	16	19	-3
Total revenue by region:
Germany	4	4	0
Rest of EMEA region	16	18	-2
EMEA region	12	12	0
United States	1	8	-7
Rest of Americas region	27	29	-2
Americas region	6	12	-6
Japan	14	29	-15
Rest of Asia Pacific Japan region	23	22	1
Asia Pacific Japan region	20	25	-5
Total revenue	10	14	-4
Operating Income	10	11	-1

[2]	Based on customer location

[3]	Europe/Middle East/Africa

RECONCILIATION OF CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES FOR SIX MONTHS ENDED JUNE 30

	Percentage change	Constant currency
	from 2006 to 2007 as	percentage change from
	reported	2006 to 2007	Currency effect
	%	%	Percentage points
Software revenue	14	19	-5
Support revenue	10	14	-4
Subscription and other software related service revenue	46	51	-5
Software and software related service revenue	13	17	-4
Consulting revenue	-3	1	-4
Training revenue	6	10	-4
Other service revenue	24	31	-7
Professional services and other service revenue	0	3	-3
Other revenue	-3	3	-6
Total revenue	8	12	-4
Software revenue by region:
EMEA region	16	17	-1
Americas region	11	18	-7
Asia Pacific Japan region	19	25	-6
Software revenue	14	19	-5
Software and software related service revenue by region:
Germany	6	6	0
Rest of EMEA region	17	19	-2
EMEA region	13	14	-1
United States	8	17	-9
Rest of Americas region	23	29	-6
Americas region	12	20	-8
Japan	10	23	-13
Rest of Asia Pacific Japan region	16	17	-1
Asia Pacific Japan region	14	19	-5
Software and software related service revenue	13	17	-4
Total revenue by region:
Germany	4	4	0
Rest of EMEA region	13	15	-2
EMEA region	10	10	0
United States	3	11	-8
Rest of Americas region	15	21	-6
Americas region	5	13	-8
Japan	4	16	-12
Rest of Asia Pacific Japan region	17	19	-2
Asia Pacific Japan region	12	18	-6
Total revenue	8	12	-4
Operating Income	8	11	-3

6	INTERIM REVIEW OF SAP GROUP OPERATIONS
LISTINGS
     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP ordinary shares is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, and on Quotron under “SAGR.EU”. Additional information is available on SAP’s home page: www.sap.com.
BUSINESS IN THE FIRST HALF YEAR 2007
GLOBAL ECONOMY According to the Organization for Economic Cooperation and Development (OECD), the slowdown in the U.S. economy at the start of 2007 did not have negative effects on international business activity; this was shown by the current figures on world economic development. In fact, the economic performance of all OECD members (measured by total gross domestic product (GDP) of the industrialized countries) increased in the second quarter of this year by 2.7% in comparison to the same period of the previous year. In the first quarter of 2007, this figure was 2.3%.
     Europe has meanwhile surpassed the United States in economic power, according to the OECD. For instance, the United States registered only a 1.3% increase in GDP for the first quarter of 2007 compared to the previous year, while a 2.4% increase was recorded in Europe. Nevertheless, the data also indicated that the economic activities in the United States regained momentum and reached a GDP growth of 2.5% in the second quarter of 2007. Yet the economy in the European countries still grew at a higher rate; the OECD recorded a 2.7% increase in GDP for the second quarter.
     The German and Italian economies in particular developed much more than had been anticipated a few months ago, especially since the strong increase in value-added tax in Germany at the start of 2007 was expected by the OECD to slow down consumer spending and there had been no prior indication of significant growth in Italy during the first half of 2007. Irrespective of these surges in growth, the rate of inflation in the European zone has been declining. Although the rate of inflation was 3.2% in the first quarter of 2007 as stated by the OECD, it decreased significantly to 1% in the second quarter, which even puts it below the rate of 1.5% recorded in the final quarter of 2006.
     Based on an OECD analysis, the Japanese economy is developing at a constant rate, which continued into the first half of 2007. The GDP in Japan increased between January and June by approximately 2.1% in comparison to the same period last year. However, the deflation tendency resulting in falling prices could still not be stopped. The dynamics in China and India are set to continue. Chinese economic policy continues to struggle against overheating the economy, according to the OECD, and aims to limit investment activity to keep GDP growth below the current rate of 11%.
     In light of these positive economic factors, world trade increased again between April and June, according to the OECD. The growth rate compared to the same period of the previous year was 7.7%, following a rate of 6.7% in the first quarter of 2007.
IT MARKET Irrespective of the sluggish economic activity in the United States during the first quarter of 2007, the worldwide IT market has continued its upward trend and even surpassed expectations in some areas, according to the renowned U.S. market research firm, IDC, which attributed the stabilization of PC prices to Windows Vista upgrades in the initial months of 2007. At the same time, the demand for notebook computers and network equipment increased. IT service providers’ revenues were stable, according to IDC, and were supported significantly by the demand for new computer systems, solutions, and applications. The ongoing trend in outsourcing also benefits IT service providers. According to IDC, the situation in the software market at the start of 2007 was very encouraging. There was a strong increase in demand, particularly in areas relating to security, operating systems, network management, and optimization programs. IDC also detected a similar positive development for business applications in areas such as business intelligence, mobile applications, and content management.

BUSINESS AT SAP IN THE SECOND QUARTER 2007
KEY FIGURES AT A GLANCE — SAP GROUP

	Q2	Q2
In €millions, except headcount and DSO	2007	2006	Change	% Change
Software revenue	715	604	111	18
Software and software related service revenue	1,707	1,477	230	16
Total revenue	2,424	2,195	229	10
Operating income	577	524	53	10
Income before income taxes and minority interest	608	555	53	10
Net income	449	415	34	8
Headcount, in full-time equivalents (June 30)	41,919	37,743	4,176	11
Days sales outstanding	67	69	-2	-3
Revenue Our Software and software related service revenue for the second quarter of 2007 was €1.71 billion (2006: €1.48 billion), which is an increase of 16% (19% at constant currencies) compared to the second quarter of 2006. Software revenue for the second quarter of 2007 was €715 million (2006: €604 million), representing an increase of 18% (21% at constant currencies) compared to the second quarter of 2006. Total revenue was €2.42 billion for the 2007 second quarter (2006: €2.20 billion), which represented an increase of 10% (14% at constant currencies) compared to the same period of 2006.
     In the second quarter of 2007, we demonstrated strong momentum, announcing major contracts in all key regions: Banco Columbia, City of San Diego, Colgate-Palmolive, Enbridge, Gerdau Acos Longos, Maxim Integrated Products, Mexichem, SanDisk in the Americas; DSG international, EDEKA, Federalnaya, Gas Natural Informatica, HSH Nordbank, QinetiQ, Surgutneftegaz in the EMEA; Australian Post, China Petroleum & Chemical, Konica Minolta, Kracie, Tokuyama, Tokyo Electron in the Asia Pacific Japan region.
Market position We continued to gain share in the second quarter of 2007, marking the sixth consecutive quarter of share gains. Based on software and software related service revenue on a rolling four quarter basis, our worldwide share of core enterprise applications vendors4 increased to 26.0% for the four quarter period ended June 30, 2007 compared to 25.1% for the four quarter period ended March 31, 2007 and 23.0% for the four quarter period ended June 30, 2006, representing a year-over-year share gain of 3 percentage points.
    Also, we reported that our midmarket business5 increased to 32% of our order entry for the rolling four quarter period ended June 30, 2007.
Income Our operating income for the second quarter of 2007 was €577 million (2006: €524 million), which was an increase of 10% compared to the second quarter of 2006. The operating margin for the 2007 second quarter was 23.8%, which was down slightly from 23.9% reported for the second quarter of 2006 due to investments of approximately €30 million to address new untapped segments in the midmarket. Net income for the 2007 second quarter was €449 million (2006: €415 million), or €0.37 per share (2006: €0.34 per share), representing an increase of 8% or 9%compared to the second quarter of 2006. The 2007 second quarter net income and earnings per share were positively impacted by an effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.

[4]	Beginning in the first quarter of 2007, we use software and software related service revenue for defining core enterprise applications vendor share because we believe that this is the most important indicator for vendor share oriented analysis with the realignment of our income statement structure. Prior to the first quarter of 2007, we used software revenue for defining core enterprise applications vendor share. We provide share data based on the vendors of core enterprise applications solutions, which account for approximately US$35.3 billion in software and software related service revenue as defined by us based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core enterprise applications vendors. For our quarterly share calculation, we assume that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a subset (approximately 25) of core enterprise applications vendors.

[5]	We define the midmarket as consisting of companies with either less than 2,500 employees, or less than US$1 billion in annual revenue.

8	INTERIM REVIEW OF SAP GROUP OPERATIONS
BUSINESS AT SAP IN THE FIRST HALF YEAR 2007
Key figures at a glance — SAP Group

	H1	H1
In € millions	2007	2006	Change	% Change
Software revenue	1,278	1,118	160	14
Software and software related service revenue	3,226	2,865	361	13
Total revenue	4,590	4,236	354	8
Operating income	1,010	933	77	8
Income before income taxes and minority interest	1,074	983	91	9
Net income	759	697	62	9
Revenue Software and software related service revenue for the first six months of 2007 was €3.23 billion6 (2006: €2.87 billion), which is an increase of 13% (17% at constant currencies) compared to the first six months of 2006. Software revenue for the 2007 first half was €1.28 billion6 (2006: €1.12 billion), representing an increase of 14% (19% at constant currencies) compared to the 2006 first half. Total revenue was €4.59 billion for the first half of 2007 (2006: €4.24 billion), which represented an increase of 8% (12% at constant currencies) compared to the same period of 2006.
Income Operating income for the 2007 first half was €1.01 billion (2006: €933 million), which was an increase of 8% compared to the 2006 first half. The operating margin for the 2007 six month period was 22.0%, which was flat compared to the same period last year due to investments of approximately €50 million to address new untapped segments in the midmarket. Net income for the 2007 first half was €759 million (2006: €697 million), or €0.63 per share (2006: €0.57 per share), representing an increase of 9% or 11% compared to the same period of 2006. First half 2007 net income and earnings per share were positively impacted by a 2007 second quarter effective tax rate of 25.8%. As in the second quarter of 2006, the effective tax rate was partly influenced by non-recurring tax effects.
FINANCIAL POSITION
     Operating cash flow in the first half of 2007 was €1,018 million (2006: €977 million). Free cash flow for the six months of 2007 was €822 million (2006: €846 million), which was 18% as a percentage of total revenue in 2007 (2006: 20%).
     At June 30, 2007, our Group liquidity, comprising cash and cash equivalents as well as short-term investments, totaled €2,810 million (December 31, 2006: €3,330 million). This reduction was due to the large outflow required for the dividend payout, acquisitions, and the continued repurchase of shares, which together significantly exceeded the free cash flow.
     The total assets of €9,557 million at June 30, 2007 are almost unchanged compared to €9,503 million at December 31, 2006.
RESEARCH AND DEVELOPMENT, PRODUCTS
     Our success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of our solution offerings was again our focus in the first half year of 2007.
     R&D expenses increased 10% to €692 million in the first six months of 2007 (Q2 2007: €353 million) compared to €627 million of the first six months of 2006 (Q2 2006: €316 million). Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue was 15.1% fort he first half of 2007 (2006: 14.8%). Measured in full-time equivalents (FTEs), the number of employees working in development teams rose in the first six months of 2007 to 12,330 (H1 2006: 11,228).
     In January we introduced the new version of our SAP All-in-One solutions, with significant enhancements to provide midsize companies with greater agility in managing their businesses. We also introduced programs and tools to

[6]	As stated in our January 24, 2007 press release, we disclosed that we accommodated a U.S. customer with a modification of contracts signed between SAP and this customer prior to 2006 (1997 — 2005). This accommodation entered into by the end of September 2006 resulted in a reduction of software revenue by €31 million for the third quarter of 2006, but it did not impact the value of licenses sold in the U.S. in 2006. In January, we stated that we expected to reinstate a portion of the €31 million of software revenue with this U.S. customer in the first quarter of 2007. In the first quarter of 2007, we reinstated in software revenue €19 million of the €31 million reduction from the third quarter of 2006. We do not expect to recover any further software revenue amounts.

make it easier for our worldwide network of channel partners to quickly evolve existing SAP All-in-One solutions and build new solutions to address additional industry segments.
     In January, we revealed plans for a next-generation solution designed to reshape the way midsize companies purchase, adopt, and finance business software applications. Using this solution code-named A1S we want to address new untapped market segments in the midmarket. Complementing our existing portfolio for midsize companies, the solution will leverage “enterprise SOA by design” and will be available to customers through on-demand and in the future on customers’ premises. To more efficiently reach untapped midmarket segments, we announced plans to invest in the additional business model that will operate in parallel with our established business.
     At the CeBIT 2007 trade fair in Hanover, Germany, we made several announcements underlining our continuing commitment to empowering midmarket customers with new ways to leverage software for business growth and success. We announced in March more than 80 new additions to our portfolio of qualified SAP All-in-One industry solutions offered by SAP partners. We also announced enhancement packages for SAP Business One, a new series of downloadable packages as part of SAP standard support that offer customers faster and more frequent access to new functionalities, best practice tools, and maintenance updates. The downloadable update model dramatically shortens to a matter of months the software industry’s typical multiyear cycle for introducing new functionality.
     Further empowering customers to make governance, risk, and compliance (GRC) management an integral part of their business and IT strategies, we announced new GRC products and initiatives at the CeBIT trade fair. New software in the portfolio of SAP solutions for GRC will help companies comply with newly mandated electronic customs procedures in Europe. In addition, a joint solution with partner TechniData AG addresses customer needs to comply with the newly enacted legislation impacting the chemicals sector. Building on growing partner support for SAP solutions for GRC, we announced our plans to create an executive advisory council to increase GRC collaboration with partners and customers.
     In April we announced that we would further extend our unparalleled expertise and market leadership in industry solutions, with 11 new industry forums being added to the rapidly growing Business Process Expert Community. In addition to the existing consumer products industry forum, we have added forums for the public sector, chemicals, higher education and research, defense, healthcare, life sciences, oil and gas, mining and metal, industrial machinery and components, utilities, and retail industries.
     At our customer and partner conference SAPPHIRE ‘07 in Atlanta in April, our executives detailed new tools and strategies such as a road map for a next wave of SAP NetWeaver innovations, a new on-demand application for electronic billing, a new appliance for Duet software together with our partners HP and Microsoft as well as an extended road map for Duet. Approximately 15,000 customers and partners participated in SAPPHIRE ‘07 Atlanta.
     At SAPPHIRE ‘07 in Vienna in May, we announced strategic partnerships with SunGard for Enterprise SOA for the banking sektor, with Novell for Linux support and with Microsoft for MS SQL Server. Furthermore, we introduced SAP GRC Risk Management, a market-leading portfolio of solutions for governance, risk and compliance. More than 8,000 customers and partners attended SAPPHIRE ‘07 Vienna.
     Continuing to deliver on our commitment to fuel innovation in the utilities industry, we announced in May the formation of the industry value network (IVN) for utilities. The network will bring together customers and partners — including leading utilities companies, independent software vendors (ISVs), systems integrators (SIs) and technology vendors — with SAP to address key business challenges and solutions for the utilities industry.
     In June we announced we had joined “3C — Combat Climate Change,” a business leaders’ initiative seeking to deeply ingrain climate issues into the world of markets and trade. SAP is the first enterprise software company to join the roster of more than 40 signatory companies from 11 of the G8 +5 countries.
     In June we announced the opening of the “SAP Co-Innovation Lab” at SAP Labs in Palo Alto, California. The SAP Co-Innovation Lab will offer a hands-on environment for SAP, ISVs, SIs and technology partners to work together with customers around current and future technologies. Founding sponsors of the SAP Co-Innovation Lab include Cisco Systems, Inc., Hewlett-Packard Company, Intel Corporation and Network Appliance, Inc.
EMPLOYEES
     As of June 30, 2007, the number of employees (calculated as full-time equivalents) increased by 2,564 to 41,919 compared to December 31, 2006 (1,425 compared to March 31, 2007). Of these, 14,395 worked in Germany and 27,524 in other countries.
     In the first half of 2007, SAP received several honors. The Great Place to Work institute once again named us Germany’s best employer, and for the third year in a row we achieved the top ranking in the category for companies with more than 5,000 employees. Additionally, our comprehensive

10	INTERIM REVIEW OF SAP GROUP OPERATIONS
employee health management program won us the special prize in the health category. We were again named one of the “100 Best Workplaces in Europe.” Our subsidiary SAP Japan also received Great Place to Work awards, and was ranked in the top 20 in the first ever Great Place to Work survey in Japan.
     International human resource management consultant Hewitt selected SAP Australia and SAP New Zealand as a 2006/2007 Hewitt Best Employer.
COMPANY ORGANIZATION
     In January 2007, we announced executive appointments in our newly formed global organization responsible for overseeing sales, marketing, operation and the alignment of resources to small businesses and midsize companies. Under the leadership of Hans-Peter Klaey, president of our SME organization, we have aligned our team to support a growing focus on the market segment over the years to come, and to create additional opportunities for both customers and partners.
     In February 2007, our Supervisory Board extended Henning Kagermann’s tenure as Chief Executive Officer of SAP through May 31, 2009. In March 2007 we announced the departure of Executive Board member Shai Agassi, who, by mutual agreement with SAP, left to more quickly commit himself to his personal agenda of environmental policy and alternative energy sources, and other issues. Our Supervisory Board accepted Shai’s resignation effective April 1, 2007.
     In March 2007, we extended the responsibilities of our executive management team to reinforce SAP’s growth strategy:
•	Léo Apotheker, President of Customer Solutions & Operations, and member of the Executive Board, assumed the new role of Deputy CEO of SAP AG.

•	We established an Executive Council, comprised of SAP’s Corporate Officers. Reporting to the SAP Executive Board, the Council has shared responsibilities for both customer-facing and product strategies, enabling us to align with customer needs more quickly, and in support of our 2010 growth plan.

•	Underlining our commitment to the current product and platform strategy, those executives who lead development organizations will now report to Henning Kagermann.
     In March we announced further measures in the merger of our European field operations into a single region for Europe, the Middle East and Africa (EMEA), addressing the increasingly transnational nature of business processes among our large-enterprise and midmarket customers in Europe. Erwin Gunst, Corporate Officer and member of SAP’s Executive Council, now leads the entire EMEA region. At the same time, Bill McDermott, also a Corporate Officer and member of SAP’s Executive Council, assumed responsibility for the Asia Pacific Japan region in addition to the Americas region for which he is already responsible.
     On May 10, the SAP AG Annual General Meeting of Shareholders elected the shareholder representatives of the Supervisory Board as the term of its members expired that day. The following individuals now serve on the Supervisory Board: Pekka Ala-Pietilä, Prof. Dr. Wilhelm Haarmann, Dr. h. c. Hartmut Mehdorn, Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. Joachim Milberg, Prof. Dr. h. c. mult. Hasso Plattner, Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer, Dr. Erhard Schipporeit und Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer. Furthermore, the Annual General Meeting of Shareholders approved all other agenda items by a large majority. These items included, among others the election of independent auditors, the approval of dividends and authorization to acquire shares of SAP.
     Henning Kagermann was again named one of the world’s 30 best CEOs by U.S. business magazine Barron’s. Among the Global Most Admired Companies named by another U.S. business magazine, Fortune, SAP ranked fifth in the Computers category. In the worldwide BRANDZ Top 100 ranking, SAP was listed in 27th place.
ACQUISITIONS
     In February we announced the acquisition of Pilot Software, a privately-held company specializing in strategy management software. In May, we announced the acquisition of OutlookSoft Corporation. This U.S. specialist for financial and performance management software will further extend our portfolio of solutions for CFOs. Finally, at SAPPHIRE ‘07 in Vienna in May, we announced the acquisitions of Wicom Communications and MaXware.
SAP SHARE AND MARKET CAPITALIZATION
     The SAP share closed on June 30, 2007, at €38.07 (XETRA). Thus, our market capitalization reached approximately €48.3 billion at the end of the first half year 2007, based on 1,268.0 million shares outstanding. Since the beginning of the year, SAP’s stock price decreased 5.4% in value. The German DAX rose 21.4% during the first six months; the Dow Jones EURO STOXX 50 increased 9.0% and Standard & Poor’s GSTI-Index Software (formerly Goldman Sachs Technology Index Software, GSTI Software) increased 6.8% in value over the same period.
     In the second quarter of 2007, we bought back 4.55 million shares at an average price of €36.62 per share (total amount: €167 million). This compares to 12.6 million shares bought back in the second quarter of 2006. Of the total shares purchased in the second quarter of 2007, approximately 0.8 million shares were used for SAP’s share-based compensation programs. The number of shares bought back in the second quarter of 2007 represented 0.36% of the total shares outstanding. In the first half of 2007 we spent €506 million on buying back approximately 14.2 million shares in total at an average price of €35.63 per share. As of June 30, 2007, we held 62.0 million shares of treasury stock (approximately 4.9% of total shares outstanding) at an average price of €35.43 per share. Given the Company’s strong free cash flow generation, we plan to spend a similar amount for share buy-backs in 2007 as we did in 2006 under our current share buy-back authorization.
     For the 2006 fiscal year, SAP shareholders received a dividend of €0.46 per share (2005: €0.3625). This is a 27% increase over the previous year’s dividend. With a dividend payout ratio of 30% (previous year: 30%), a total of €556 million was paid out to shareholders (previous year: €447 million).
RISK FACTORS
     SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For more details on legal risks, see Note 10 to the Interim Financial Statements section. The other risk factors described in detail in the SAP Annual Report 2006 and the report on Form 20-F for 2006 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
GLOBAL ECONOMY Based on the current trend of strong growth in the world economy, the OECD expects further stimulation of international economic activity in the next 18 months. It expects the cumulated gross domestic product for the OECD member states to increase by 2.7% in 2007 in comparison to the previous period, and then rise by the same percentage in 2008. OECD economists anticipate a rapid economic pick-up in the United States forecasting economic growth of 2.1% in 2007 and even 2.5% in 2008. Continual growth is also expected in the euro currency zone: gross domestic product is estimated to increase by 2.7% in 2007 and by 2.3% in 2008. This development should also have a positive effect on world trade, which the OECD expects to increase by 7.5% in 2007 and as much as 8.3% in 2008.
     Nevertheless, the OECD also expects certain risks to arise within these scenarios, which result primarily from continuing macro-economic imbalances in some industrialized countries. These risks were mitigated by the current strong growth of the world economy. Furthermore, the ongoing increases in key interest rates contained the rising inflation tendencies.
IT MARKET Two U.S. market research firms IDC and Gartner both predict in their current analyses that the IT industry will continue to develop at an above-average rate. For instance, IDC forecasts a worldwide revenue increase within the IT industry (not including telecommunications) of 6.8% in 2007 and a further 6.8% in 2008. Gartner expects an increase of 6.2% and 5.4% in these two periods, respectively. Both institutes forecast a considerable rise in spending, particularly in the applications sector. IDC estimates an increase of 7.3% and 7.2% in 2007 and 2008, respectively, and Gartner forecasts as much as 8.6% and 8.7% in the respective periods. Whether growth can accelerate even more depends primarily on the increase in demand for “on-demand” and “Web-based” software. What can also boost revenue is business relating to software for system infrastructure. In this market segment, IDC expects revenues to increase by almost 10% in 2007 and by a similar amount in 2008.
     IDC also predicts that the IT sector in the Americas region will grow at 7.2% in 2007 and 6.3% in 2006, comparable to the average growth rates expected globally over the same periods. The growth in the United States (which accounts for 86% of the Americas market) will be 6.9% in 2007 and 5.8% in the following year (Gartner anticipates rates of of 4.6% and 5.1%, respectively). IDC believes this forecast faces increased uncertainty due to difficulties in predicting how U.S. economic activity will develop: The IT spending of companies will correlate closely with overall economic development and individual companies’ profit development. In the first half of 2007, numerous new technical innovations boosted demand, says IDC. It is conceivable, however, that medium-sized and small companies will replace large companies as the key growth drivers in the United States in the future.
     The European IT sector is expected to become stronger according to IDC, with growth rates of 5.9% in 2007 and even 7.4% in the following year. In contrast, Gartner anticipates growth in Europe to slow to 6.9% and 4.9 % in 2007 and 2008, respectively. IDC expects Germany, the largest single market (representing 19% of the European IT market) to grow by 4.3% in 2007 and 6.7% in 2008. This positive mood is confirmed by the German Association for Information Technology, Telecommunications, and New Media (BITKOM), whose industry index in July 2007 reached the highest level ever since its introduction in 2001. Subsequently, four fifths of the BITKOM-members predict an increase in revenue, especially for software providers and IT service providers.
     IDC expects IT expenditure in the Asia Pacific region to increase by 6.9% in 2007 and by 6.5% in the following year. This particular IT market is expected to develop evenly across all segments. The strongest segment is packaged software, which should increase by 7.1% (2007) and 7.5% (2008). With regard to the overall market, Japan as the largest single market in the region (45% of the Asia Pacific IT market) can expect an IT market increase of only 2.2% and 1.7% in 2007 and

12	INTERIM REVIEW OF SAP GROUP OPERATIONS
2008, respectively. The relatively low expectations with regard to the IT market are caused by the current deflation in Japan. This applies primarily to hardware, however. IDC sees the demand for IT services and software continuing to grow. Some other countries in Asia, notably China and India, will experience significantly stronger growth in the IT market, driven above all by the backlog demand for hardware.
BUSINESS AT SAP We continue to provide the following outlook for the full-year 2007 as described in the SAP Annual Report 2006 and the report on Form 20-F for 2006 filed with the SEC assuming an effective tax rate in the range of 32.5% to 33%.
•	We expect full-year 2007 software and software related service revenue to increase in a range of 12% to 14% at constant currencies, compared to the 2006 growth of 12% at constant currencies. We expect subscription and other software related services to account for approximately 2% to 4% of total software and software related services revenue.

•	In order to address during the next years additional growth opportunities in new, untapped segments in the midmarket, we will invest an additional €300 million to €400 million over eight quarters to build up a new business, of which approximately €50 million was already invested over the first two quarters of 2007.

Depending on the exact timing of these accelerated investments, this is equivalent to the Company reinvesting approximately one to two percentage points of margin in 2007 into additional future growth opportunities.

Therefore, we expect the full-year 2007 operating margin to be in the range of 26.0% to 27.0% compared to the 2006 operating margin of 27.3%.

•	We plan to increase our headcount at least by 3,500 FTEs in 2007, and we expect 5% to 10% of the new jobs to be in Germany. In addition, our headcount will increase as a result of acquisitions.

•	We will continue to buy back shares. Our spending buying back shares will be about the same as in 2006.
     The planned capital expenditures for 2007, which we can cover in full from operating cash flow, will mainly be on the completion of new office buildings at various locations. We plan to reinforce our healthy financial situation.
     Assumptions underlying this outlook include future economic conditions as described herein and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS	13
CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)7
CONSOLIDATED STATEMENTS OF INCOME SAP GROUP SECOND QUARTER

In € millions	Notes	2007	2006	% Change
Software revenue		715	604	18
Support revenue		948	840	13
Subscription and other software related service revenue		44	33	33
Software and software related service revenue		1,707	1,477	16
Consulting revenue		556	567	-2
Training revenue		104	98	6
Other service revenue		28	23	22
Professional services and other service revenue		688	688	0
Other revenue		29	30	-3
Total revenue		2,424	2,195	10
Cost of software and software related services		-309	-266	16
Cost of professional services and other services		-524	-514	2
Research and development		-353	-316	12
Sales and marketing		-538	-471	14
General and administration		-127	-109	17
Other income/expense, net		4	5	-20
Total operating expenses		-1,847	-1,671	11
Operating income		577	524	10
Other non-operating income/expense, net		-4	2	N/A
Financial income, net		35	29	21
Income before income taxes and minority interest		608	555	10
Income taxes	(5)	-157	-139	13
Minority interest		-2	-1	100
Net income		449	415	8
Earnings per share — basic in €	(6)	0.37	0.34	9
Earnings per share — diluted in €	(6)	0.37	0.34	9

[7]	These Interim Financial Statements were neither audited nor reviewed by our external auditors.
In these Interim Financial Statements, earnings per share and the number of shares reflect the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. The figures for earlier years have been adjusted accordingly.

14	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME SAP GROUP FOR SIX MONTHS ENDED JUNE 30

In € millions	Notes	2007	2006	% Change
Software revenue		1,278	1,118	14
Support revenue		1,865	1,690	10
Subscription and other software related service revenue		83	57	46
Software and software related service revenue		3,226	2,865	13
Consulting revenue		1,074	1,102	-3
Training revenue		198	187	6
Other service revenue		56	45	24
Professional services and other service revenue		1,328	1,334	0
Other revenue		36	37	-3
Total revenue		4,590	4,236	8
Cost of software and software related services		-601	-537	12
Cost of professional services and other services		-1,029	-1,019	1
Research and development		-692	-627	10
Sales and marketing		-1,018	-910	12
General and administration		-246	-219	12
Other income/expense, net		6	9	-33
Total operating expenses		-3,580	-3,303	8
Operating income		1,010	933	8
Other non-operating income/expense, net		-7	-15	-53
Financial income, net		71	65	9
Income before income taxes and minority interest		1,074	983	9
Income taxes	(5)	-313	-285	10
Minority interest		-2	-1	100
Net income		759	697	9
Earnings per share — basic in €	(6)	0.63	0.57	11
Earnings per share — diluted in €	(6)	0.63	0.56	13

CONSOLIDATED BALANCE SHEETS SAP GROUP AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

In € millions | condensed	Notes	6/30/07	12/31/06	% Change
Assets
Cash and cash equivalents		1,930	2,399	-20
Short-term investments		880	931	-5
Accounts receivable, net		2,283	2,440	-6
Other assets, inventories		367	371	-1
Deferred income taxes		133	108	23
Prepaid expenses/deferred charges		129	75	72
Current assets		5,722	6,324	-10

Goodwill, intangible assets, net		1,657	1,250	33
Property, plant, and equipment, net		1,271	1,206	5
Investments		88	95	-7
Accounts receivable, net		3	3	0
Other assets		689	533	29
Deferred income taxes		102	69	48
Prepaid expenses/deferred charges		25	23	9
Noncurrent assets		3,835	3,179	21
Total assets		9,557	9,503	1
Liabilities, Minority interest and Shareholders’ equity
Accounts payable		581	610	-5
Income tax obligations		90	297	-70
Other liabilities, provisions	(7)	1,143	1,461	-22
Deferred income		1,128	405	179
Current liabilities		2,942	2,773	6
Accounts payable		14	34	-59
Income taxes obligations		229	83	176
Other liabilities, provisions	(7)	451	412	9
Deferred income		66	55	20
Total liabilities		3,702	3,357	10
Minority interest		1	10	-90
Shareholders’ equity	(8)	5,854	6,136	-5
Total liabilities, Minority interest and Shareholders’ equity		9,557	9,503	1

16           CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY SAP GROUP FOR SIX MONTHS ENDED JUNE 30
In € millions

	Number of
	Shares
	issued and		Additional
	outstanding	Common	paid-in	Retained							Treasury
	(in millions)	capital	capital	earnings	Accumulated other comprehensive income/loss						stock	Total
										Currency
										effects from
						Unrealized		Unrealized	Unrealized	inter-
					Foreign	gains/		gains/	gains/	company
					currency	losses on	Unrecognized	losses on	losses on	long-term
					translation	marketable	pension plan	cash flow	STAR	investment
					adjustment	securities	cost	hedges	hedges	transactions
January 1, 2006	316	316	373	5,986	-202	11	-10	-9	51	41	-775	5,782
Net income				696								696
Other comprehensive income/loss, net of tax					-113	-7		20	-15	-8		-123
Total comprehensive income/loss												573
Stock-based compensation			2									2
Dividends				-447								-447
Treasury stock transactions			42								-806	-764
Convertible bonds and stock options exercised	1	1	43									44
Other				1								1
June 30, 2006	317	317	460	6,236	-315	4	-10	11	36	33	-1,581	5,191

January 1, 2007	1,268	1,268	353	6,595	-351	4	-20	11	3	15	-1,742	6,136
Net income				759								759
Other comprehensive income/loss, net of tax					-42	-3		-2	-12	17		-42
Total comprehensive income/loss												717
Stock-based compensation			-4									-4
Dividends				-556								-556
Treasury stock transactions			1								-454	-453
Convertible bonds and stock options exercised			12									12
Other				2								2
June 30, 2007	1,268	1,268	362	6,800	-393	1	-20	9	-9	32	-2,196	5,854

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP FOR SIX MONTHS ENDED JUNE 30
In € millions

	2007	2006
Net income	759	697
Minority interest	2	1
Income before minority interest	761	698
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	121	108
Loss (income) from equity investees	1	0
Gains on disposal of property, plant, and equipment	0	-1
Gains on disposal of investments	-2	-1
Writeups/-downs of financial assets	0	-1
Impacts of STAR hedging	13	-63
Stock-based compensation including income tax benefits	10	52
Excess tax benefit from stock-based compensation	0	-2
Deferred income taxes	1	-9
Change in accounts receivable	153	218
Change in other assets	-310	-200
Change in accrued and other liabilities	-485	-501
Change in deferred income	755	679
Net cash provided by operating activities	1,018	977
Acquisition of minority interests in subsidiaries	-48	0
Business combinations, net of cash and cash equivalents acquired	-345	-486
Purchase of intangible assets and property, plant, and equipment	-196	-131
Proceeds from disposal of intangible assets and property, plant, and equipment	11	14
Purchase of investments	-512	-812
Sales of investments	538	1,597
Purchase of other financial assets	-7	-7
Sales of other financial assets	7	5
Net cash used in investing activities	-552	180
Dividends paid	-556	-447
Purchase of treasury stock	-506	-947
Proceeds from reissuance of treasury stock	42	134
Proceeds from issuance of common stock (stock-based compensation)	13	42
Excess tax benefit from stock-based compensation	0	2
Proceeds from short-term and long-term debt	18	35
Repayments of short-term and long-term debt	-13	-32
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	75	57
Purchase of equity-based derivative instruments (STAR hedge)	0	-53
Net cash used in financing activities	-927	-1,209
Effect of foreign exchange rates on cash and cash equivalents	-8	-6
Net decrease in cash and cash equivalents	-469	-58
Cash and cash equivalents at the beginning of the period	2,399	2,064
Cash and cash equivalents at the end of the period	1,930	2,006

18	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)
A. BASIS OF PRESENTATION
(1) General
The condensed Consolidated Financial Statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP”, the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly and half-year financial statements comprise condensed income statements, condensed balance sheets, condensed cash flow statements, and condensed statements of changes in shareholders’ equity.
     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted although we believe that the disclosures made are adequate and that the information is not misleading. Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be the highest in the fourth quarter. Therefore interim results are not necessarily indicative of results for a full year.
     Certain amounts reported in previous years have been reclassified to conform to the 2007 presentation.
     These unaudited condensed consolidated financial statements should be read in conjunction with SAP’s audited consolidated financial statements and notes thereto as of December 31, 2006, which are included in SAP’s Annual Report and in SAP’s Annual Report on Form 20-F for 2006.
New Income Statement Structure In the first quarter of 2007 we changed our Consolidated Statements of Income to show potential new revenue streams more transparently. We renamed what was previously called maintenance revenue as support revenue and what was previously called software and maintenance revenue is now shown as software and software related service revenue. We now show revenue from subscriptions and other software related services as an additional item within software and software related service revenue. This new item includes revenue from subscriptions, software rentals, on-demand solutions, and other software related services. Subscription revenue flow from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term — generally, five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements — but here the customer receives the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software related service includes revenue from software related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus software and software related service revenue is the sum of our software revenue, our maintenance revenue, and our revenue from subscription and other software related services.
     We also renamed what was previously called service revenue: This is now shown as professional services and other service revenue. Furthermore, we show other service revenue as an additional item as an element of service revenue. This new line item includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is based on hosting contracts that entitle customers to exit the hosting arrangement at any time and without significant penalty to transfer the software to its own premises. Our application management services deliver post implementation application support, optimization, and improvement for a customer’s SAP centric IT solution to ensure availability and performance of the customer’s business processes. Referral fees are based on commissions from partners to whom we referred customers. Thus professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our other service revenue.
     We also changed expense items to correspond to those changed revenue items.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2006	21	94	115
Additions	0	0	0
Disposals	0	0	0
March 31, 2007	21	94	115
Additions	2	17	19
Disposals	0	-1	-1
June 30, 2007	23	110	133
     As of June 30, 2007, five companies, in which SAP has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as of December 31, 2006, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to SAP’s Annual Report and SAP’s Annual Report on Form 20-F for 2006 filed with the SEC.
Tax In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Uncertain tax positions usually result in the recognition of a FIN 48 liability or in a decrease of recognized tax assets. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 % likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006. We apply FIN 48 for fiscal year 2007. The application of FIN 48 in 2007 has no material impact on our interim report as of June 30, 2007. Additional disclosures are required under FIN 48 in the interim report as of June 30, 2007, which are provided in Note 5.
     In June 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), (EITF 06-3), effective for the first interim or annual reporting period beginning after December 15, 2006. EITF 06-3 allows taxes assessed by various governmental authorities that are directly imposed on revenue-producing transactions between a seller and a customer, such as sales and some excise taxes, to be presented on either a gross or net basis. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in revenue if presented on a gross basis.
     We record sales net of applicable sales taxes. As a result, the adoption of EITF 06-3 does not have an effect on the presentation of our financial statements.
(4) Acquisitions
During the first six months in 2007 we acquired the outstanding shares of four unrelated companies.

Acquired Entities		Acquired shares	Acquired date
Pilot Software	Privately held entity
Inc., Mountain	specializing in strategy	100%	2/14/07
View, CA (USA)	management software

Wicom	Privately held provider of
Communication	all-IP contact center and
Ltd, Espoo	enterprise	100%	5/7/07
(Finland)	communications
software

MaXware AS,	Privately held entity
Lysaker	specializing in identity	100%	5/21/07
(Norway)	management software

OutlookSoft	Privately held provider of
Corp., Stamford,	integrated planning,
CT (USA)	budgeting, forecasting	100%	6/1/07
and consolidation software
These transactions were immaterial individually and in the aggregate to SAP. The acquired businesses developed and sold software. The aggregate purchase price of these acquisitions was paid in cash and amounted to €345 million net of cash received.
In June 2007, we acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG (SAP SI). The acquisition of shares of SAP SI was accounted for as a purchase business combination. The aggregate purchase price for the SAP SI shares acquired in 2007 was €48.7 million which was paid in cash. The purchase price was based on SAP’s proposed cash compensation amount per share of €38.83 which was made under the German Stock Corporation Act, section 327a, paragraph 1 (squeeze-out).
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes

	Q2	H1	Q2	H1
In € millions	2007	2007	2006	2006
Income before income taxes	608	1,074	555	983
Income taxes	157	313	139	285
Effective tax rate	25.8%	29.1%	25.0%	29.0%

20	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
     In the second quarter 2007 the income tax rate of 25.8% is smaller than the income tax rate of the full year 2006 (30.0%) because of one time effects. Compared to the income tax rate of the second quarter 2006 (25.0%) which was also influenced by one time effects, we identified a slightly increased income tax rate in the second quarter 2007 of 25.8% because the nonrecurring items of the prior year had a stronger influence on the income tax rate.
     As of January 1, 2007, unrecognized income tax benefits (see Note 3) relating to uncertain tax positions amounted to €72 million and have been accounted for as income tax provisions. As of June 30, 2007, uncertainties in income taxes have been increased by €4 million. Therefore tax provisions for uncertain income tax positions have been increased to €76 million.
     We classify interest expenses and penalties on income taxes as income tax expenses. As of June 30, 2007, the amount of interest expenses and penalties on income taxes is not material.
     For the major tax jurisdictions in Germany the fiscal year 2003 and following years and for the United States of America generally the fiscal year 2002 and following years remain subject to examination.
     In 2007 and 2006 the German government enacted several new tax laws. In 2007, the new tax laws will include amongst others the 2008 Corporate Tax Reform Act, which will have major effects on corporations. The most significant effect for us will be the decrease of the German corporate income tax rate from 25% to 15% from 2008 onwards. However, we do not expect any of the tax law changes in 2007 or the new tax laws enacted in 2006 to have a material impact on the Consolidated Financial Statements in 2007.
(6) Earnings per Share

	Q2	H1	Q2	H1
	2007	2007	2006	2006
Net income (in € millions)	449	759	415	697
Weighted average number of shares — basic (in thousands)	1,208,067	1,211,055	1,228,597	1,232,107
Dilutive effect of Stock options/ Convertible bonds (number of shares in thousands)	2,722	2,851	6,128	7,234
Weighted average number of shares — diluted (in thousands)	1,210,789	1,213,906	1,234,725	1,239,341
Earnings per share —basic in €	0.37	0.63	0.34	0.57
Earnings per share —diluted in €	0.37	0.63	0.34	0.56
     The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represented 38.5 million SAP common shares in the first half of 2007 (Q2 2007: 38.5 million) and 16.8 million SAP common shares in the first half of 2006 (Q2 2006: 24.1 million).
(7) Other liabilities/provisions

In € millions	6/30/2007	12/31/2006
Other liabilities current	995	1,298
Provisions current	148	163
Current Other liabilities/provisions	1,143	1,461
Other liabilities noncurrent	85	73
Provisions noncurrent	366	339
Noncurrent Other liabilities/provisions	451	412

Pension Plans
The components of net periodic pension cost for our defined benefit plans excluding other post-employment benefit plans for the second quarter as well as for the first six months of 2007 and 2006 were as follows:

	Q2 2007			Q2 2006
in € (000)	German	Foreign	Total	German	Foreign	Total
Service cost	87	9,242	9,329	99	9,001	9,099
Interest cost	441	2,866	3,307	430	2,593	3,022
Expected return on plan assets	-331	-5,376	-5,707	-319	-4,252	-4,570
Amortization of initial net obligation (asset)	10	40	50	11	48	58
Amortization of prior service cost	0	19	19	0	-35	-35
Amortization of net (gain) loss	334	69	403	577	203	779
Other changes	0	0	0	0	63	63
Net periodic benefit cost	540	6,861	7,401	797	7,620	8,417

	H1 2007			H1 2006
in € (000)	German	Foreign	Total	German	Foreign	Total
Service cost	175	18,829	19,004	197	18,289	18,486
Interest cost	882	5,835	6,717	860	5,275	6,135
Expected return on plan assets	-662	-10,896	-11,558	-637	-8,663	-9,300
Amortization of initial net obligation (asset)	19	82	101	21	96	117
Amortization of prior service cost	0	38	38	0	-71	-71
Amortization of net (gain) loss	668	140	807	1,153	410	1,563
Other changes	0	0	0	0	126	126
Net periodic benefit cost	1,081	14,028	15,108	1,594	15,463	17,056
(8) Shareholders’ Equity
Subscribed Capital At June 30, 2007, SAP AG had 1,268,030,600 no-par ordinary shares issued with a calculated nominal value of €1 per share.
     In the first half of 2007, the number of ordinary shares increased by 493,352 (Q2 2007: 474,760), representing €493,352 (Q2 2007: €474,760), which resulted from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of June 30, 2007, we had acquired 62,003 thousand of our own shares, representing €62,003 thousand or 4.89% of capital stock. In the first half of 2007, 14,188 thousand (Q2 2007: 4,548 thousand) shares were acquired under the buyback program at an average price of approximately €35.63 (Q2 2007: €36.62) per share and 1,435 thousand (Q2 2007: 822 thousand) shares were distributed at an average price of approximately €28.62 (Q2 2007: €28.35) per share. The acquired shares represent €14,188 thousand (Q2 2007: €4,548 thousand) or 1.12% (Q2 2007: 0.36%) of capital stock. The distributed shares represent €1,435 thousand (Q2 2007: €822 thousand) or 0.11% (Q2 2007: 0.06%) of capital stock. Although treasury stock is legally considered to be outstanding, we have no dividend or voting rights associated with treasury stock. In the first three months of the year no ADRs were purchased. The Company held no ADRs at June 30, 2007.
(9) Stock-Based Compensation Plans
     For a detailed description of our stock-based compensation plans, please see Note (29) of our consolidated financial statements which are included in our Annual Report and our Annual Report on Form 20-F for 2006 filed with the SEC.
     The number of equity settled options and convertible bonds outstanding related to our equity classified awards is as follows:

22	CONSOLIDATED INTERIM FINANCIAL STATEMENTS
in thousands

	Number of equity settled
	options and convertible bonds
	outstanding
	6/30/07	12/31/06
Stock Option Plan 2002	6,981	7,446
Long Term Incentive 2000 Plan (convertible bonds)	6,295	6,411
Long Term Incentive 2000 Plan (stock options)	962	1,010
     Each stock option granted under the SAP SOP 2002 and the Long Term Incentive 2000 Plan entitles the holder to subscribe to four shares of the Company. Each convertible bond may be converted into four shares of the Company.
(C) ADDITIONAL INFORMATION
(10) Litigation and Claims
Intellectual Property Litigation In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. A trial date has not yet been set.
     In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.
     In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action against the patent and utility model. The trial has been scheduled for February 2008.
     In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (“Oracle”) filed a lawsuit in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). The lawsuit alleges violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that between September 2006 and January 2007 SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP filed its response in the legal proceedings. In this response SAP acknowledged that some inappropriate downloads of fixes and support documents occurred at TomorrowNow. However, SAP affirmed that what was downloaded at TomorrowNow stayed in that subsidiary’s separate systems. SAP did not have access to Oracle intellectual property via TomorrowNow. The trial has not yet been scheduled.
     In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. In its complaint, Disc Link seeks unspecified monetary damages. The trial has not yet been scheduled.
     In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has not yet been scheduled.
     In June 2007, SAP initiated legal proceedings, in the form of a Declaratory Judgment action, against U.S.-based Emergis Technologies (Emergis) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid, unenforceable and that SAP’s products and services do not infringe one or more of the claims of the patent held by Emergis. The trial has not yet been scheduled.
     We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
Other Litigation In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo sought damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. In May 2007 Securinfo has waived the action.
     We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.
(11) Segment Information For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to our Consolidated Financial Statements as of December 31, 2006.
The segment information for the periods presented is as follows:
Q2 2007
In € millions

	Product	Consulting	Training	Total
External revenue	1,711	585	123	2,419
Depreciation and amortization	-25	-9	-1	-35
Other segment expenses	-718	-423	-67	-1,208
Segment contribution	968	153	55	1,176
Segment profitability	57%	26%	45%
Q2 2006
In € millions

	Product	Consulting	Training	Total
External revenue	1,512	573	109	2,194
Depreciation and amortization	-20	-7	-1	-28
Other segment expenses	-620	-422	-66	-1,108
Segment contribution	872	144	42	1,058
Segment profitability	58%	25%	39%
H1 2007
In € millions

	Product	Consulting	Training	Total
External revenue	3,224	1,126	230	4,580
Depreciation and amortization	-46	-16	-2	-64
Other segment expenses	-1,385	-840	-133	-2,358
Segment contribution	1,793	270	95	2,158
Segment profitability	56%	24%	41%
H1 2006
In € millions

	Product	Consulting	Training	Total
External revenue	2,914	1,111	209	4,234
Depreciation and amortization	-39	-14	-2	-55
Other segment expenses	-1,214	-835	-130	-2,179
Segment contribution	1,661	262	77	2,000
Segment profitability	57%	24%	37%

24          CONSOLIDATED INTERIM FINANCIAL STATEMENTS
     Our management reporting system reports our internal sales and transfers, which are based on fully-loaded cost rates as cost reduction and does not track them as internal revenue.
     Segment contribution reflects only expenses directly attributable to the segments. Charges for stock-based compensation are not allocated to operating segments but included in our group contribution.
     The following table presents a reconciliation of total segment revenue to total consolidated revenue as reported in the consolidated statements of income:
In € millions

	Q2	H1	Q2	H1
	2007	2007	2006	2006
Total revenue for reportable segments	2,419	4,580	2,194	4,234
Other external revenue	5	10	1	2
	2,424	4,590	2,195	4,236
     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:
In € millions

	Q2	H1	Q2	H1
	2007	2007	2006	2006
Total contribution for reportable segments	1,176	2,158	1,058	2,000
Contribution from activities outside the reportable segments	-567	-1,100	-511	-1,010
Stock-based compensation expenses	-33	-48	-22	-56
Other differences	1	0	-1	-1
Operating income	577	1,010	524	933
Other non-operating income/expenses, net	-4	-7	2	-15
Finance income, net	35	71	29	65
Income before income taxes	608	1,074	555	983
Geographic Information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on the location of customers.
Software revenue by sales destination

In € millions

	Q2	H1	Q2	H1
	2007	2007	2006	2006
EMEA	350	587	286	506
Americas	258	507	234	458
Asia Pacific Japan	107	184	84	154
	715	1,278	604	1,118
Software and software related service revenue by sales destination
In € millions

	Q2	H1	Q2	H1
	2007	2007	2006	2006
Germany	319	591	299	560
Rest of EMEA	597	1,077	490	917
Total EMEA	916	1,668	789	1,477
United States	417	839	401	775
Rest of Americas	152	300	108	244
Total Americas	569	1,139	509	1,019
Japan	83	145	67	132
Rest of Asia Pacific Japan	139	274	112	237
Total Asia Pacific Japan	222	419	179	369
	1,707	3,226	1,477	2,865
Revenue by sales destination

In € millions

	Q2	H1	Q2	H1
	2007	2007	2006	2006
Germany	455	863	439	831
Rest of EMEA	812	1,485	697	1,311
Total EMEA	1,267	2,348	1,136	2,142
United States	645	1,267	641	1,234
Rest of Americas	208	404	164	350
Total Americas	853	1,671	805	1,584
Japan	111	199	97	192
Rest of Asia Pacific Japan	193	372	157	318
Total Asia Pacific Japan	304	571	254	510
	2,424	4,590	2,195	4,236

Employees
in full-time equivalents

	6/30/07	12/31/06
Germany	14,395	14,214
Rest of EMEA	8,671	8,146
Total EMEA	23,066	22,360
United States	7,725	6,958
Rest of Americas	2,547	2,267
Total Americas	10,272	9,225
Japan	1,267	1,236
Rest of Asia Pacific Japan	7,314	6,534
Total Asia Pacific Japan	8,581	7,770
Total	41,919	39,355
Employees by business areas
in full-time equivalents

	6/30/07	12/31/06
Research and Development	12,330	11,801
Professional services and other services	12,268	11,518
Software and software related services	5,643	5,368
Sales and Marketing	7,899	7,082
General and administration	2,635	2,472
Infrastructure	1,144	1,114
Total	41,919	39,355
(12) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2006. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and software at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
     During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
     We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board with aggregate outstanding present value of the balances of €50.7 million, and €50.5 million, at June 30, 2007, and December 31, 2006, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
     For further information on related party transactions, refer to SAP’s consolidated financial statements as of December 31, 2006.

26          DECLARATION OF THE EXECUTIVE BOARD
DECLARATION OF THE EXECUTIVE BOARD
     To the best of our knowledge, and in accordance with the U.S. Generally Accepted Accounting Principles (U.S. GAAP) for interim financial reporting, the condensed Consolidated Interim Financial Statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.
Walldorf, August 3, 2007
SAP AG
Walldorf, Baden
Executive Board

/s/ Kagermann Kagermann	/s/ Apotheker Apotheker

/s/ Brandt Brandt	/s/ Heinrich Heinrich

/s/ Oswald Oswald	/s/ Zencke Zencke

ADDITIONAL INFORMATION          27

ADDITIONAL INFORMATION

FINANCIAL CALENDAR
October 18, 2007
Third quarter 2007, Preliminary Earnings Release, telephone conference
January 30, 2008
Full year 2007, Preliminary Earnings Release, analyst conference
April 23, 2008
First quarter 2008, Preliminary Earnings Release, telephone conference
SERVICES FOR SHAREHOLDERS
SAP offers additional services and resources at our investor relations site, www.sap.com/investor, to help investors learn more about SAP stock — including, for example, our e-mail newsletter and text message services. From our investor relations site you can also access SAP’s Annual Report for 2006 online or download the PDF version. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:
Europe, Asia Pacific Japan, Africa
Tel. +49 6227 7-67336
Fax +49 6227 7-40805
Americas
Tel. +1 877 727 7862
Fax +1 212 653 9602
ADDRESSES
SAP AG

Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Tel. +49 6227 7-47474
Fax +49 6227 7-57575
Internet www.sap.de
E-mail info@sap.com
All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.
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